UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-52890

CUSIP NUMBER 91543M 10 4

(Check One) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended December 31, 2007.

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Uplift Nutrition, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office:	4423 South 1800 West Roy, Utah 84067

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company is waiting for its prior auditor, Michael J. Larsen, PC, to re-issue his 2006 audit inasmuch as our Form 10-KSB incorporates information from that audit.  We expect that to be done by today but it has not been as of the time this is filed on Edgar.  Otherwise, our Form 10-KSB is ready to be filed.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

John Michael Coombs, Esq.

MABEY & COOMBS, L.C.

3098 South Highland Drive #323

Salt Lake City, Utah 84106-6001

Phone 801-467-2021

Fax No. 801-467-3256

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).                             [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UPLIFT NUTRITION, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/31/2008

By/s/Gary C. Lewis

Gary C. Lewis

Principal Executive Officer and Principal Financial Officer